UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
ELECTROMED, INC.

(Name of Issuer)
COMMON STOCK, $0.01 par value

(Title of Class of Securities)
285409 108

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285409 108

1	NAMES OF REPORTING PERSONS Dr. Noel Collis, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States Citizen

	5	SOLE VOTING POWER

NUMBER OF		487,666

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		487,666

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	487,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
Item 1(a) Name of Issuer.
     Electromed, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
     500 Sixth Avenue NW
     New Prague, Minnesota 56071
Item 2(a) Name of Person Filing.
     Dr. Noel Collis, M.D.
Item 2(b) Address of Principal Business Office.
     811 Second Street SE
     Suite B
     Little Falls, MN 56345
Item 2(c) Place of Organization.
     Minnesota
Item 2(d) Title of Class of Securities.
     Common Stock, $0.01 par value
Item 2(e) CUSIP Number.
     285409 108
Item 3 Reporting Person.
     Not Applicable.
Item 4 Ownership.
(a)	Amount beneficially owned as of December 31, 2010:

487,666

(b)	Percent of Class:

6.03%

(c)	Number of Shares as to Which Such Person Has:
(i)	sole power to vote or direct the vote:

487,666

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

487,666

(iv)	shared power to dispose or to direct the disposition of:

0
Item 5 Ownership of Five Percent or Less of a Class.
     Not Applicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
     Not Applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
     Not Applicable.
Item 8 Identification and Classification of Members of the Group.
     Not Applicable.
Item 9 Notice of Dissolution of Group.
     Not Applicable.
Item 10 Certification.
     Not Applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	/s/ Dr. Noel Collis, M.D.
Dr. Noel Collis, M.D.